Rio Algom	News	Contact: Michael Neumann Tel: 713-961-8526

FOR RELEASE: February 28, 2003

Financial Results for the second quarter Ended December 31, 2002

TORONTO, February 28, 2003 — Rio Algom Limited today reported net earnings of US$19 million for the second quarter ended December 31, 2002 compared to US$8 million for the quarter ended December 31, 2001. Net earnings for the six months ended December 31, 2002 were US$21 million compared to US$16 million for the year before.

	Quarter ended	Quarter ended
	Dec 31, 2002	Dec 31, 2001

Total revenue (US$ millions)	$122	$111
Operating profit (US$ millions)	22	20
Net earnings for the period (US$ millions)	$19	$8

Higher earnings resulted mainly from higher average realized copper prices, higher profit contribution at the Antamina mine and lower corporate expenses.

Cash and cash equivalents at December 31, 2002 were US$235 million compared to US$206 million at June 30, 2002. Cash flow from operating activities for the second quarter ended December 31, 2002 was US$42 million compared to US$7 million for the quarter ended December 31, 2001.

Highlights:

•	Realized copper prices were US$0.71 per pound for the second quarter of this year compared to US$0.68 per pound in the second quarter of last year.

•	Cash flow from operating activities before changes in non-cash working capital was US$43 million for the quarter compared to US$32 million for the second quarter of last year.

Effective the third quarter ended March 31, 2002, the company’s financial statements are being reported in US dollars.

Rio Algom Limited
66 Wellington Street West,
Suite 4200
Toronto, Ontario
Canada M5H 1N6